Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

CALIFORNIA TEQUILA, INC.
30012 Aventura, Suite A
Rancho Santa Margarita, CA 92688
https://www.atequila.com

Up to $4,999,997.86 in Class B Non-Voting Common Stock at $9.46
Minimum Target Amount: $9,999.22

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: CALIFORNIA TEQUILA, INC.
Address: 30012 Aventura, Suite A, Rancho Santa Margarita, CA 92688
State of Incorporation: CA
Date Incorporated: May 20, 2002

Terms:

Equity

Offering Minimum: $9,999.22 | 1,057 shares of Class B Non-Voting Common Stock
Offering Maximum: $4,999,997.86 | 528,541 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $9.46
Minimum Investment Amount (per investor): $473.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investor Incentives and Investment Bonuses*

Friends and Family Bonuses:

First 10 days – Friends and Family receive 20% Bonus Shares

Audience-Based (Loyalty Bonus): 20% Bonus Shares

As you have previously invested in AsomBroso, you are eligible for additional bonus shares.

Amount-Based Bonuses:

Investments of $1,000.00 or more

Will receive a bottle of 750ml El Platino

Investments of $2,500.00 or more

Will receive a bottle of 750ml La Rosa Reposado and a bottle of 750ml Gran Reserve Extra Anejo

Investments of $5,000 or More

Will receive a bottle of 750ml El Platino, a bottle of 750ml La Rosa Reposado and a bottle of 750ml Gran Reserve Extra Anejo

Investments of $10,000 or More (receive 10% Bonus Shares)

Will receive two bottles of 750ml El Platino, two bottles of 750ml La Rosa Reposado and two bottles of 750ml Gran Reserve Extra Anejo

Investments of $20,000.00 or more (receive 15% Bonus Shares)

Will receive two bottles of 750ml El Platino, two bottles of 750ml La Rosa Reposado, two bottles of 750ml Gran Reserve Extra Anejo and a 750ml bottle of Vintage Extra Anejo

Investments of $50,000 or More (receive 25% Bonus Shares)

Will receive a case (6 bottles) of 750ml El Platino, a case (6 bottles) of 750ml La Rosa Reposado, a case (6 bottles) of 750ml Gran Reserve Extra Anejo and a 750ml bottle of Vintage Extra Anejo

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

California Tequila, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $9.46 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $946. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Friends and Family Bonus and the Loyalty Bonus.

The Company and its Business

Company Overview

Company Overview:

California Tequila, Inc. is a California corporation principally engaged in the business of importing, marketing, and selling, through a network of domestic distributors its proprietary tequila and whiskey products under the aegis of its ultra-premium brand

“AsomBroso” and "Knucklenoggin Whiskey."

AsomBroso is the cognate of the Spanish word for amazing. The Company offers brands across the entire price point spectrum of the ultra-premium tequila category from a $50 bottle of Silver to its state-of-the-art 12-year-aged Collaboration Extra Anejo at over $2,200.00 a bottle. Our product is manufactured pursuant to our proprietary formula by and through our alliance with an esteemed distillery situated in the legendary Jalisco province of Mexico renown for the production of the Mexican national resource, agave tequila. Presently we are distributed in 37 states and are in the process of expanding into 13 additional states in the next 6 months.

Knucklenoggin Whiskey is a fun approachable whiskey brand. Offering flavored whiskey products from its flagship Knucklenoggin Salted Caramel product to Peanut Butter Whiskey and soon-to-launch Kettle Corn Whiskey. The brand has achieved early acceptance in national accounts Costco, Total Wine & More, and Kroger across the US.

Licensing:

In order to fulfill its primary commercial initiative, the Company holds a variety of Federal, State, and local licenses, approvals, and qualifications required to conduct business in the highly regulated domestic spirits industry. Likewise, it holds all certifications and registrations required under Mexican law to commercially exploit the designation “tequila”.

Intellectual Property:

The Company ensures itself from potential infringement and other unfair competition practices by maintaining a variety of intellectual property rights, including its trade secret formula, its patented bottle design, and its litany of registered trademarks.

Marketing Strategy:

The Company has engaged Blue Light Media to assist and enhance its comprehensive marketing strategy. The Company has been a pioneer in the development of e-commerce addressed to the promotion and sales of spirits. It believes this affiliation will assist in cultivating its online commerce as well as designing and executing media advertising and promotional campaigns focused on its targeted demographics.

Corporate Structure

The previous entity, California Tequila, LLC, was formed in 2002 by Richard Gamarra as its sole managing member. It was the vehicle through which the AsomBroso tequila brand was created, imported and marketed domestically. Until 2006 Mr. Gamarra was its sole employee. In January 2006 Andrew Ulmer was engaged by Mr. Gamarra to serve as the entity COO and Vice President. However, he was never a member of the limited liability company. Through the early years, the limited liability company provide tax shelter to offset Mr. Gamarra’s other earned income.

Recently, in anticipation of the company's forthcoming crowdfunding raise, it was deemed advisable that the limited liability company merge into a C Corporation which would provide optimum flexibility for the issuance of additional equity. Accordingly, in 2020 California Tequila, Inc. was formed by Mr. Gamarra to accomplish this reorganization. It has two authorized classes of stock one voting and one nonvoting. Thereafter, on or about June 9, 2020, pursuant to a Certificate of Merger, and Agreement and Plan of Merger between the parties, California Tequila LLC merged into California Tequila Inc., the surviving entity. By operation of law, the limited liability company's history, operation, assets and liabilities were subsumed into California Tequila Inc. and its legal existence was permanently extinguished. Pursuant to the terms of the merger Mr. Gamarra's interest in the limited liability company was converted into 100% of the authorized and outstanding common voting stock of California Tequila Inc. Messrs Gamarra and Ulmer continue their respective roles with California Tequila, Inc.

Competitors and Industry

Ultra Premium luxury Tequila saw the biggest gains with a 75% annual growth rate last year*, and with our higher gross profit margin product mix due to the AsomBroso leader Gran Reserva Extra Anejo, a higher profit margin product that we believe will carry the company to positive revenues year after year.

*Source: https://www.distilledspirits.org/wp-content/uploads/2022/03/Luxury-Brand-Index-2021-report.pdf

The global tequila market is expected to grow from $10.43 billion in 2022 to $15.57 billion by 2029, at a CAGR of 5.89% in the forecast period, 2022-2029. Based on indicators of the tequila market doubling, passing the $4.6 billion mark in 2019, we foresee the trend of growth in the high-end segments where AsomBroso currently exists to continue to outpace the market.

**Source: https://www.wiseguyreports.com/reports/3780788-global-tequila-market-insights-forecast-to-2025

*Source https://www.fortunebusinessinsights.com/tequila-market-104172

LUXURY PRICED TEQUILA BRANDS US CASES SALES

(Top 4 Brands)

Herradura 213,000 (9 liter cases)

Casamigos 450,000 (9 Liter cases)

Don Julio Tequila 920,000 (9 Liter cases)

Patron Tequila 2.162 Million (9 Liter cases)

* https://www.shankennewsdaily.com/index.php/2020/03/02/24936/impact-

databank-luxury-tequilas-continue-to-soar/

Current Stage and Roadmap

The Company's Business Model

Our company imports our brand from Mexico and sells to wholesalers who commercialize our products in the U.S. through retailers.

The brand is at an expansion stage with proven potential and impressive account penetration. We have signed a National Alliance with Republic National Distribution Company (RNDC) giving the company immediate distribution in 37 states and District of Columbia. Our domestic distributors coving the entire US include, Republic National Distribution Company (RNDC), Johnson Brothers Wine & Spirits, Eder Brother's, Empire Wine & Spirits, Moon Distribution and SpeakEasy Distribution. This market is notoriously competitive and challenging to penetrate, hence serving as significant evidence of the brand's appeal. Thus, we will need significant resources to expand awareness and consumer interest, as well as trial.

Our products are currently sold in national chain stores such as Costco, Total Wine & More, Kroger and BevMo!, with an average 85% reorder rate. We have purchase orders and opportunities to be sold in many additional off-premise chains such as, ABC Wine & Spirits, Safeway, Vons, Albertson's and Pavilions, and require the capital for inventory. AsomBroso has the potential to compete on a global level and attract international distributors in our future markets.

The brand is forecasting a launch in Canada, the Caribbean, and Australia in Q1 2023 and Mexico, Spain, France, and Italy in Q2 2023. AsomBroso tequila is currenlty imported into Japan by EZO Beer KK (Sapporo Beer Distributor). We are reviewing brand building and marketing consumer tasting program focused on our anejo product line to increase market share and sales in Japan.

**Based on indicators of the tequila market doubling, passing the $4.6 billion mark in 2019, we foresee the trend of growth in the high-end segments where AsomBroso currently exists. **Source: https://www.wiseguyreports.com/reports/3780788-global-tequila-market-insights-forecast-to-2025

AsomBroso Tequila will be using its extensive in-house capabilities to brand and market our product. With a combination of various advertising media, guerilla marketing techniques, special events, telemarketing, on-site promotions, and press and media coverage. AsomBroso tequila has created and tested a comprehensive and targeted marketing and branding strategy that rivals or exceeds the big brands, at a much lower cost per $M. AsomBroso has positioned itself to utilize non-traditional forms or exposure, such as our in-house custom-designed graphics allowing us to place maximum exposure at a minimal cost.

We believe our brands' reputation for high quality and innovative products will become the de facto leader in the luxury ultra-premium segment. We believe our growth will exceed the industry's past and projected growth rate as nationwide marketing and distribution plans take effect.

Sales are projected to grow each year, and our model is based on becoming the leader in the luxury tequila business. Ultra Premium luxury Tequila saw the biggest gains with 75 percent annual growth rate last year*, and with our higher gross profit margin product mix due to the AsomBroso leader Gran Reserva Extra Anejo, a higher profit margin product that will carry the company to positive revenues year after year.

*Source: https://www.distilledspirits.org/wp-content/uploads/2022/03/Luxury-Brand-Index-2021-report.pdf

Goals

Launch 13 additional US states, and 9 international markets which include Mexico, Australia, and Canada in the upcoming months.

Hire additional sales team members to cover the balance of the US market and international markets.

The Team

Officers and Directors

Name: Richard Gamarra

Richard Gamarra's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Treasurer, Secretary, Board Director
  Dates of Service: May 20, 2002 - Present
  Responsibilities: Executive Officer, Salary of $225,000.00/year

Other business experience in the past three years:

- **Employer:** West Coast Craft Spirits, Inc.
  Title: CEO
  Dates of Service: March 05, 2019 - May 30, 2022
  Responsibilities: Day to day management

Name: Andrew Ulmer

Andrew Ulmer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO/President

Dates of Service: May 01, 2006 - Present
Responsibilities: Executive Officer - Salary of $200,000/year

Other business experience in the past three years:

- **Employer:** West Coast Craft Spirits, Inc.
  Title: President
  Dates of Service: April 20, 2018 - April 15, 2022
  Responsibilities: Oversee management of California Spirits Distribution Company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Richard Gamarra	9,020,988	Class A Voting Common Stock	91.2%

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 528,541 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 20,000,000 with a total of 9,886,281 outstanding.

Voting Rights

1 vote per 1 share.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 1,500,000 with a total of 589,999 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 10,476,280 shares, includes 9,886,281 shares of Class A Voting Common Stock (which includes options and warrants) and 589,999 shares of Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $2,589,234.00
  Number of Securities Sold: 302,788
  Use of proceeds: Inventory and operations
  Date: February 20, 2022
  Offering exemption relied upon: Regulation A+

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,067,653.40
  Number of Securities Sold: 301,906
  Use of proceeds: Inventory and operations
  Date: October 02, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was 2,574,189, $ up 47% compared to fiscal year 2020 revenue of $1,379,225. The revenue increase was largely due to gaining a larger customer base and opening new markets.

Cost of sales

Cost of sales in 2020 was $1,893,398, an increase, from costs of $825,366 in fiscal year 2020. The increase was largely due to an increase in agave costs, shipping, and new whiskey product line.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of California Tequila, Inc.

Operating expenses increased from $773,371 in 2020 to $4,988,048 in 2021, much larger than the previous year due to stock-based compensation expenses for warrants that vested in 2021. Additionally, the increase was added labor costs due to adding seven new sales team members.

Historical results and cash flows:

Historical results and cash flows of the company are representative of what investors can continue to expect in the future. In other tequila companies where the low price, low margin silver tequila is over 60% of the product mix; our repositioning of the price point of the Flagship product Gran Reserva Extra Anejo has given us the opportunity to have our top-selling product (44% of product mix) be a high price and high margin item. Which will continue to drive profitability to the bottom line. We expect improved margins to continue as consumer trends in the higher-end luxury tequila category drive towards a more profitable product mix.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Presently, the Company enjoys what we believe is healthy liquidity while having little debt or other long-term liabilities. Likewise, our trade accounts are insignificant. Currently, we have cash on hand in excess of $460,000.00 and current receivables of approximately $1,723,056.00. In addition, we have an inventory of $1,061,875, which we can liquidate in approximately 90 days. Finally, we have no past-due tax liabilities.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Although the company is well-capitalized the proceeds from the raise will assist us in our growth strategy including expanding into additional domestic and international markets. The proceeds from the raise will allow us to execute our plan to engage regional sales directors throughout the US while providing online and conventional marketing resources. Likewise, it will permit us to exploit the neighboring Canadian and Mexico markets.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company is presently viable without the infusion of the additional capital from this offering. However, the proceeds of the raise will permit us to accelerate our growth by opening new domestic and international markets.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Because of the present financial strength of the company, if it only achieves the minimum amount of funding it nevertheless could continue to operate indefinitely. Achieving the minimum raise will make no discernable difference to the company going forward. Raising the minimum will only expedite the acquisition of additional inventory.

How long will you be able to operate the company if you raise your maximum funding goal?

Should we achieve the maximum funding goal, we believe we will be able to continue to operate indefinitely, by sustaining ongoing operations through cash flow. The proceeds from the raise will allow us to execute our plan to engage regional sales directors throughout the US while providing online and conventional marketing resources. Likewise, it will permit us to exploit the neighboring Canadian market. Finally, the maximum raise will provide us the capital to introduce our product in Australia and the European Union.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are currently no additional contemplated future sources of capital under consideration for the company.

Indebtedness

- **Creditor:** SBA
  Amount Owed: $231,040.00
  Interest Rate: 3.75%
  Maturity Date: April 15, 2051
  On April 19, 2020, California Tequila, Inc., received an SBA Loan in the amount of $416,600 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable 30 years from the date of the promissory Note.

Related Party Transactions

Valuation

Pre-Money Valuation: $99,105,608.80

Valuation Details:

The Company set its valuation internally without a formal-third party independent evaluation. The Company used case sales, which is the most common metric used in valuing a spirit brand. Our valuation is based on the below spirit brand case sale acquisitions valuation matrix.

The Company's current Trailing 12 Month (TTM) case sales of 13,463 (9 Liter) puts the Company's pre-money valuation between $76,744,800.00 and $148,104,000.00. Our product six bottle cases are converted to the industry standard 12 bottle cases.

M&A valuations in the alcohol spirit industry acquisition valuations are based on the trailing twelve months case sales. The case sale acquisition matrix of Avion and Casamigos are provided to show the range that a buyer would place on previous twelve months case sales. Acquisitions have ranged between $5,700 to over $11,500 (Aviation Gin) per case sold and brands reaching close to or surpassing an industry milestone of 50,000 case volume tend to gain valuation on the higher end $8.3K - $11K+. Most recently Aviation Gin sold under 55K cases the previous twelve months when sold to Diageo with a $610M valuation.

https://www.forbes.com/sites/natalierobehmed/2018/02/21/ryan-reynolds-buys-stake-in-aviation-gin-cashes-in-on-celebrity-liquor-rush/

https://www.google.com/amp/s/www.proactiveinvestors.com/companies/amp/news/179673
http://48kxke1sh1v71u2d9b1f8chq-wpengine.netdna-ssl.com/wp-content/uploads/2019/01/ArtisanSpirit_2018-MA-review-KOB-.pdf

https://www.forbes.com/sites/taranurin/2017/06/22/investors-doubt-george-clooneys-tequila-is-worth-its-1-billion-offer/?sh=32a2184a24ea
https://seekingalpha.com/article/4360514-becle-valuation-based-on-transaction-multiples https://www.thespiritsbusiness.com/2020/08/diageo-acquires-aviation-american-gin/

According to information available online, the "purchase dollar for case sold" price for Casamigos and Aviation Gin far exceeded the $5,700 per case price that Pernod Ricard in 2014 paid for Avion Tequila, indicating that the "purchase price per sold case" multiples are on the rise. Our company valuation is based on just under the mid way point between the low and high purchase dollar for case sold.

Avion - Pernod Ricard $5,700 case

Casamigos - Diageo $11,000 case

http://48kxke1sh1v71u2d9b1f8chq-wpengine.netdna-ssl.com/wp-content/uploads/2019/01/ArtisanSpirit_2018-MA-review-KOB-.pdf

https://lta.reuters.com/articulo/marketsNews/idLTAL4N1PI3N9

Typically, Ultra-Premium Luxury Spirit brands, where our products fall in, achieve valuations at the higher end of the matrix. The Company feels that a valuation of

$99,150,000.00 provides value for future investors and shows growth for past investors.

The total number of shares outstanding on a fully diluted basis, 10,476,280 shares, includes 9,886,281 shares of Class A Voting Common Stock (which includes options and warrants) and 589,999 shares of Class B Non-Voting Common Stock.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.22 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  53.5%
  Fees for certain services provided by StartEngine.

- *Inventory*
  41.0%
  Inventory

If we raise the over allotment amount of $4,999,997.86, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Inventory*
  58.0%
  This capital investment we could reduce our cost of goods by over 9% in the first year. Having this inventory will allow us to expand faster in the up coming markets. We will also be able to increase our inventory for resting our high-end barrels

- *Marketing*
  14.5%
  The marketing funds will be used very conservatively to advertise the brand to expand our distribution and as well increase consumer awareness. Because of the experience that California Tequila Executives have the funds will only be used on expansion that has both a return and to maximize our exposure.

- *Operations*
  22.0%
  The operating funds will be used very conservatively to increase the staffing in the company to expand our distribution. Because of the experience that California Tequila Executives have the funds will be utilized for the rapid

expansion as well ensure both a return and to maximize our brands exposure.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.atequila.com (Investor Relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/asombroso

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR CALIFORNIA TEQUILA, INC.

[See attached]

CALIFORNIA TEQUILA, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors
California Tequila, Inc.
Rancho Santa Margarita, California

Opinion

We have audited the financial statements of California Tequila, Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of California Tequila, Inc., as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of California Tequila, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about California Tequila, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of California Tequila, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about California Tequila, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 11, 2022

Los Angeles, California

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 12,136	$ 26,419
Accounts receivable—net	852,910	541,424
Due from related party	63,971	-
Inventories	1,061,875	705,171
Total current assets	**1,990,892**	**1,273,014**
Property and equipment, net	31,230	34,682
Tequila barrel inventory	7,600	259,011
Other assets	872	872
Total assets	**$ 2,030,594**	**$ 1,567,579**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 162,770	$ 98,839
Accrued expenses	35,565	-
Loan payable, current portion	24,360	255,218
Interest payable	56,063	39,415
Due to related party	-	30,000
Total current liabilities	**278,758**	**423,472**
Loan payable	390,110	199,009
Total liabilities	**668,868**	**622,481**
STOCKHOLDERS' EQUITY		
Common stock	8,747	8,457
Additional paid-in capital	5,673,553	936,003
Subscription receivable	(90,973)	(92,989)
Retained earnings/(accumulated deficit)	(4,229,602)	93,628
Total stockholders' equity	**1,361,726**	**945,098**
Total liabilities and stockholders' equity	**$ 2,030,595**	**$ 1,567,579**

See accompanying notes to financial statements.

CALIFORNIA TEQUILA INC.
STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
Net revenue	$	2,574,189	$	1,379,225
Cost of goods sold		1,893,398		825,366
Gross profit		680,791		553,859
		26%		40%
Operating expenses				
General and administrative		4,733,258		658,930
Sales and marketing		254,790		114,442
Total operating expenses		4,988,048		773,371
Operating loss		(4,307,257)		(219,512)
Interest expense		15,973		16,747
Other income		-		(4,000)
Loss before provision for income taxes		(4,323,230)		(232,259)
Provision/(benefit) for income taxes		-		-
Net Loss	**$**	**(4,323,230)**	**$**	**(232,259)**

See accompanying notes to financial statements.

CALIFORNIA TEQUILA INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2021 and 2020

	Common Stock						
(in $US)	Shares	Amount	Additional Paid In Capital	Subscription Receivable	Members' Equity	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2019	$ -	$ -	$ -	$ -	$ (166,641)	$ 582,737	$ 416,095
Conversion to a C corporation	8,150,000	8,150	(7,150)	-	166,641	(167,641)	-
Issuance of common stock, net of issuance costs	306,603	307	943,152	(92,989)	-	-	850,470
Dividends	-	-	-	-	-	(89,208)	(89,208)
Net loss	-	-	-	-	-	(232,259)	(232,259)
Balance—December 31, 2020	8,456,603	$ 8,457	$ 936,003	$ (92,989)	$ -	$ 93,628	$ 945,098
Issuance of common stock, net of issuance costs	290,546	291	1,560,028	2,017	-	-	1,562,336
Stock-based compensation	-	-	3,177,522	-	-	-	3,177,522
Net loss	-	-	-	-	-	(4,323,230)	(4,323,230)
Balance—December 31, 2021	8,747,149	$ 8,747	$ 5,673,553	$ (90,973)	$ -	$ (4,229,602)	$ 1,361,726

See accompanying notes to financial statements.

CALIFORNIA TEQUILA INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(4,323,230)	$	(232,259)
Adjustments to reconcile net loss to net cash used in operating activities:				
Bad debt expense		147,287		38,048
Depreciation		11,788		1,485
Stock-based compensation		3,177,522		-
Changes in operating assets and liabilities:				
Accounts receivable		(460,406)		(510,138)
Due from related party		(75,759)		-
Inventory		(356,704)		(518,600)
Tequila barrel inventory		251,411		-
Accounts payable		63,932		98,839
Accrued expenses		35,565		-
Interest payable		16,648		17,915
Net cash used in operating activities		**(1,511,946)**		**(1,104,711)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase of property and equipment		(46,470)		(36,167)
Net cash used in investing activities		**(46,470)**		**(36,167)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds (repayment) from loan payable		(37,727)		416,500
Line of credit repayment		-		(10,504)
Issuance of common stock		1,581,861		850,470
Dividends / distributions		-		(89,208)
Net cash provided/(used) by financing activities		**1,544,134**		**1,167,258**
Change in cash		(14,282)		26,380
Cash—beginning of year		26,419		39
Cash—end of year	**$**	**12,136**	**$**	**26,419**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

California Tequila LLC was formed on May 20, 2002, in the state of California. The financial statements of California Tequila LLC, (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in the Rancho Santa Margarita, California.

California Tequila was created to import and distribute Ricardo's AsomBroso brand tequila, a high-end ultra premium tequila made in the Jalisco region of Mexico. Products are distributed worldwide. We have been awarded multiple honors from the Robb Report's "Best of the Best" and "Top Tequila" in the San Francisco World Spirits Competition.

On April 27, 2020, the Company converted from a LLC to a California C corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include inventory and cost of goods sold, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company had certain customers whose revenue individually represented 10% or more of the Company's total revenue. For the years ended December 31, 2021, and 2020, one customer accounted for 39% and 64% of revenue, respectively. As of December 31, 2021, and 2020, one customer accounted for 68% and 88% of accounts receivable.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment on receipt of invoice or within fifteen days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. During the years ended December 31, 2021, and 2020, the Company recorded bad debt expense of $147,287 and $38,048, respectively, to write off receivables deemed uncollectible.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Inventory includes finished goods and work in progress.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to seven years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the lease term.

Impairment of Long-lived Assets

Long-lived assets such as property and equipment are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

There is a 100% valuation allowance against the net operating losses generated by the Company on December 31, 2021. The Company is taxed as a "C" Corporation as it converted from a LLC in April 2020.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer
2) Identify the performance obligations in the contract
3) Determine the transaction price
4) Allocate the transaction price to performance obligations in the contract; and
5) Recognize revenue as the performance obligation is satisfied.

The Company generates revenues by selling liquor products. The Company recognizes revenue from product sales when the goods have been delivered to the customer and the Company has satisfied its performance obligation.

Advertising

The Company expenses advertising costs as they are incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 11, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of December 31,	2021	2020
Finished goods	$ 800,898	$ 647,714
Work in progress	260,977	57,457
Inventories, net	**$1,061,875**	**$ 705,171**

As of December 31, 2021, and 2020, the Company had $7,600 and $287,790 in tequila barrel inventory, which consists of tequila product held in barrels for several years before being sold. As such, the amounts are included in non-current assets on the balance sheets.

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and 2020, property and equipment, net consist of:

As of December 31,	2021	2020
Office and warehouse equipment	$ 39,025	$ 36,167
Machinery	5,478	-
Property and equipment, at cost	44,503	36,167
Less: Accumulated depreciation	(13,273)	(1,485)
Property and Equipment, Net	**$ 31,230**	**$ 34,682**

Depreciation expenses for property and equipment for the years ended December 31, 2021, and 2020 were $11,788 and $1,485, respectively.

5. LOAN PAYABLE

Loan Payable

In September 2016, the Company entered into a loan agreement for $100,000. The loan was guaranteed by Richard Gamarra, the previous sole member of the Company. The loan incurs interest at 10% per annum and was originally due on March 31, 2017, however, terms have been extended and the note is presently due on demand.

In 2019, an aggregate of $30,000 in repayments were made by Richard Gamarra on behalf of the Company. As of December 31, 2021, and 2020, the amount due to related party is $30,000. In 2021, the loan to Richard was netted with advances made to him.

The principal balance was reduced by product sales made to a customer owned by the noteholder. As of December 31, 2021, the Company had $37,727 of the principal balance outstanding, which was fully repaid in 2021.

SBA Loan

On April 19, 2020, California Tequila Inc., received an SBA Loan in the amount of $416,500 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable thirty years from the date of the promissory note. As of December 31, 2021, $414,470 was outstanding, of which $24,360 was included as a current liability.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

On June 30, 2020, the articles of incorporation were amended and California Tequila, Inc. is authorized to issue a total of 20,000,000 Class A voting Common Stock shares and 1,500,000 Class B non-voting Common Shares, both at a par value $0.01.

In 2020, the Company completed a Regulation CF offering and issued 306,603 shares of Class B non-voting Common Stock for gross proceeds of $1,067,653 at a price of $3.95 per share. As of December 31, 2020, the Company has a subscription receivable balance of $92,989 pertaining to this offering, which was received in 2021.

In 2021, the Company initiated a Regulation A+ offering and issued 290,546 shares of Class B non-voting Common Stock at a price of $8.00 per share. As of December 31, 2021, the Company has received net proceeds of $1,488,871 after offering costs and has a subscription receivable of $90,973 pertaining to this offering, which was received in 2022.

As of December 31, 2021, the Company had 8,150,000 shares and 597,149 shares of Class A and Class B Common Stock issued and outstanding, respectively.

During the year ended December 31, 2020, and 2019, the Company issued dividend payments (distributions as a LLC) of $89,208.

7. STOCK-BASED COMPENSATION

During 2021, the Company entered into employment and board of director agreements with members of management, pursuant to the agreements, the Company granted Common Stock warrants as a form of compensation.

The Company granted an aggregate of 766,100 warrants to purchase shares of Class A Common Stock in 2021. Of this amount, 440,100 warrants vested immediately, 163,000 warrants will vest in January 2022 and 163,000 warrants are subject to performance-based conditions which were not yet met in 2021.

The warrants have an exercise price of $1.00 per share and expire in ten years. The warrants were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2021
Expected life (years)	5.00
Risk-free interest rate	0.89%
Expected volatility	75%
Annual dividend yield	0%

Expected volatility - There is currently no active external or internal market for the Company's shares of Common Stock. The Company uses the volatility of a publicly traded peer group to estimate the volatility assumption used in the Black-Scholes option pricing model. The volatility is estimated for a period consistent with the expected term of the warrants.

Expected Dividend Yield - The Company has assumed a 0% dividend yield because management does not anticipate the Company will pay regular dividends.

Expected term - The expected term for employee stock options or warrants represents the period that the awards are expected to be outstanding. As the Company does not have sufficient history to estimate the expected life based upon past experience, giving consideration to contractual terms and vesting provisions of the stock-based awards, the expected term was determined utilizing the shortcut method in Staff Accounting Bulletin Topic 107 which is basically the average of the vesting term and the contractual life for the warrant granted.

Risk-free interest rate - The Company based the risk-free interest rate used on the implied yield currently available on

U.S. Treasury zero-coupon issued with a remaining term equivalent to the expected term of the stock options.

The weighted-average grant date fair value of the warrants issued in 2021 was $7.22 per share. Stock-based compensation expenses for warrants that vested in 2021 were $3,177,522, which was included in general and administrative expenses in the statements of operations.

8. INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021 and 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	261,868	$	53,086
Valuation Allowance		(261,868)		(53,086)
Net Provision for income tax	$	-	$	-

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	314,954	$	53,086
Valuation Allowance		(314,954)		(53,086)
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2021, the Company had net operating loss ("NOL") carryforwards of approximately $1,378,000. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The company pays month-to-month rent for an office space to Tangar 1 LLC.

Rent expenses for the years ended December 31, 2021, and 2020 were $24,925 and $26,088, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 11, 2022, which is the date the financial statements were available to be issued.

In February 2022, the Company closed its Regulation A + offering of Class B non-voting shares on StartEngine.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has accumulated deficit of $4,229,602 as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Asombroso Tequila

Ultra-Premium Tequila


100% BLUE AGAVE
ASOMBROSO
Fine Tequilas

Website | Rancho Santa Margarita, CA | CONSUMER PRODUCTS

$106,016 raised

$3,560,878 previously crowdfunded

47 Investors	$99.1M Valuation
$9.46 Price per Share	$473.00 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

With historical lifetime sales in excess of $27 million and multiple top honors from Industry experts such as Anthony Dias Blue of the Tasting Panel, the San Francisco World Spirits Competition, and recognized as the "Best of the Best" by the prestigious Robb Report, critics and consumers alike have distinguished AsomBroso Tequila's excellence as a first-class tequila.

Overview | Team | Terms | Updates 12 | Comments | Follow

Reasons to Invest

- Achieved 86.6% increase in YTD Sales 2022
- Over 27,000 Cases Sold in the last 12 months
- Sold in 37 U.S. States with 13 New States Launching in Q3 & Q4 this year
- Historial Gross Revenue $27MM
- Signed a National Alliance Agreement with Republic National Distributing Company (RNDC) with a 2023 - 60,000 case national sell through goal
- Currently Sold in National Retail Chains - Total Wine & More, Costco Wholesale, Fine Wine ABC & Spirits, BevMo!, Kroger
- Awarded Top Tequila at San Francisco World Spirits Competition out of 326 Brands


We are award winning
California Tequila, Inc is the global spirits brand for anyone who can appreciate premium spirits.
Our standout brands are:
AsomBroso Tequila
Knucklenoggin Whiskey

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Asombroso Tequila:

$479+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$1,000+ Investment
Investments of $1,000.00 or more
Will receive a bottle of 750ml El Platino

$2,500+ Investment
Investments of $2,500.00 or more
Will receive a bottle of 750ml La Rosa Reposado and a bottle of 750ml Gran Reserve Extra Anejo

$5,000+ Investment
Investments of $5,000 or More
Will receive a bottle of 750ml El Platino, a bottle of 750ml La Rosa Reposado and a bottle of 750ml Gran Reserve Extra Anejo

$10,000+ Investment
Investments of $10,000 or More
10% bonus shares, will receive two bottles of 750ml El Platino, two bottles of 750ml La Rosa Reposado and two bottles of 750ml Gran

Reserve Extra Anejo

$20,000+

Investment

Investments of $20,000.00 or more

15% bonus shares, will receive two bottles of 750ml El Platino, two bottles of 750ml La Rosa Reposado, two bottles of 750ml Gran Reserve Extra Anejo and a 750ml bottle of Vintage Extra Anejo

$50,000+

Investment

Investments of $50,000 or More

25% bonus shares, will receive a case (6 bottles) of 750ml El Platino, a case (6 bottles) of 750ml La Rosa Reposado, a case (6 bottles) of 750ml Gran Reserve Extra Anejo and a 750ml bottle of Vintage Extra Anejo


Our innovative approach to aging tequila has created a delectable tequila that has launched our revenue past
$27 million


KNUCKLENOGGIN
SALTED CARAMEL WHISKEY
Our Knucklenoggin Salted Caramel whiskey has already sold
16,213 cases


We're initially targeting the premium spirits market, which has an estimated value of
$9.89 billion.


We sell our nine tequilas and three whiskey products globally to wholesalers who commercialize in our products:



We acquire customers by marketing our premium products and selling them through wholesalers.

Our Lifetime Value of Customer is higher than our Customer Acquisition Cost



We signed a national alliance agreement with Republic National Distributing Company with a 2023 - 60,000 case national sell through goal







Ricardo Gamarra, Established CEO and Founder of AsomBroso Tequila with over 20 years of experience and innovation in the tequila industry.

We try to make the best tequila and whiskey in the market, which is why we only use the best ingredients, most innovative practices, and most stylized packaging to display our products.


COLLABORATION

We are also a Whiskey brand known for being a little upside down :)

Our "fun" Whiskey Intellectual Property



Knucklenoggin
SALTED CARAMEL
WHISKEY



Knucklenoggin
KETTLE CORN
WHISKEY



Knucklenoggin
PEANUT BUTTER
WHISKEY

We are not only a Tequila brand but also
an authentic and luxury lifestyle brand.

Our Luxury Tequila Intellectual Property



AsomBroso Silver
El Platino
Triple Distilled "Top Tequila"



AsomBroso Reposado
La Rosa
Rested in Bordeaux wine barrels



AsomBroso Añejo
Gran Reserva
Rested in new French Oak barrels



AsomBroso Añejo
El Carbonzado
Rested in Whiskey barrels



AsomBroso Añejo
Especial de rouge
Rested in Cognac barrels



AsomBroso Añejo
Diosa
Rested in new American Oak barrels



AsomBroso Extra Añejo
Vintage
Rested in new French Oak barrels



IMAGE REDUCED BY 50%

AsomBroso Extra Añejo
Del Porto
Rested in Port barrels



IMAGE REDUCED BY 50%

AsomBroso Extra Añejo
the Collaboration
Rested in Napa Cab barrels

Meet Our Team

Richard Gamarra

CEO, Treasurer, Board Director

Ricardo Gamarra is Founder and CEO of AsomBroso Tequila. A triumphant entrepreneur who formed various other enterprises in the creative arts industry. Ricardo began and built Focus on Cars, an automotive prep company catering to the automotive advertising industry, and South Bay Studios, a production studio facility in 1984. After many years in the creative production industry, Gamarra made a confident move and set off to launch his very own tequila brand. For the first few years he focused on just how he would present a bona fide ultra-premium tequila. He did not perceive how he might contend in the fierce tequila commerce if he did not transform and distribute a tequila that would entice the most desirable appreciation in the distilled spirit industry. Ricardo cultivated the business from the ground up, banked on the superiority of the product and the relationships he fostered. Today, AsomBroso Tequila has matured into a nationally acclaimed ultra-premium brand and one of "Top Tequilas" according to the San Francisco Spirits Competition. Working at AsomBroso tequila is his primary job.

Andrew Ulmer

CFO/President

Andrew Ulmer is an accomplished Wine & Spirits Industry Executive who brings over 16 years of experience with a proven track record of success on a national level. Expert in all facets of spirits brand building and distribution including strategy, commercial leadership, sales management, execution, brand building activation in all selling channels, with additional strengths in chain relationships & brand marketing, P & L management, strategic planning / forecasting, A.O.P. development, GP & Revenue stream accountability, new brand innovation launches, Customer Leadership, sound financial fact-based decision making, planning and tracking, marketing / strategic product positioning, training, and critical knowledge of pricing strategies, programming, procurement, and internal operations. Ulmer is a decisive leader, with a proven ability to identify, evaluate, initiate and negotiate M & A opportunities with a focus on corporate growth and financial success. Possesses knowledge of SEC reporting and compliance requirements of CF and Reg A+ internal controls. Exhibits effective communication, presentation, and relationship building skills related to investors, shareholders, board of director and board committees, external auditors, investment bankers and M & A prospects.

Offering Summary

Company	CALIFORNIA TEQUILA, INC.
Corporate Address	30012 Aventura, Suite A, Rancho Santa Margarita, CA 92688
Offering Minimum	$9,999.22
Offering Maximum	$4,999,997.86
Minimum Investment Amount (per investor)	$473.00

Terms

Offering Type	Equity
Security Name	Class B Non-Voting Common Stock
Minimum Number of Shares Offered	1,057
Maximum Number of Shares Offered	528,541
Price per Share	$9.46
Pre-Money Valuation	$99,105,608.80

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investor Incentives and Investment Bonuses*

Friends and Family Bonuses:

First 10 days – Friends and Family receive 20% Bonus Shares

Audience-Based (Loyalty Bonus): 20% Bonus Shares

As you have previously invested in AsomBroso, you are eligible for additional bonus shares.

Amount-Based Bonuses:

Investments of $1,000.00 or more

Will receive a bottle of 750ml El Platino

Investments of $2,500.00 or more

Will receive a bottle of 750ml La Rosa Reposado and a bottle of 750ml Gran Reserve Extra Anejo

Investments of $5,000 or More

Will receive a bottle of 750ml El Platino, a bottle of 750ml La Rosa Reposado and a bottle of 750ml Gran Reserve Extra Anejo

Investments of $10,000 or More (receive 10% Bonus Shares)

Will receive two bottles of 750ml El Platino, two bottles of 750ml La Rosa Reposado and two bottles of 750ml Gran Reserve Extra Anejo

Investments of $20,000.00 or more (receive 15% Bonus Shares)

Will receive two bottles of 750ml El Platino, two bottles of 750ml La Rosa Reposado, two bottles of 750ml Gran Reserve Extra Anejo and a 750ml bottle of Vintage Extra Anejo

Investments of $50,000 or More (receive 25% Bonus Shares)

Will receive a case (6 bottles) of 750ml El Platino, a case (6 bottles) of 750ml La Rosa Reposado, a case (6 bottles) of 750ml Gran Reserve Extra Anejo and a 750ml bottle of Vintage Extra Anejo

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

California Tequila, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $9.46 / share, you will receive 110 shares of common stock, meaning you'll own 110 shares for $946. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Friends and Family Bonus and the Loyalty Bonus.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Americans will buy more tequila than Whiskey in 2022

3 hours ago



For the first time, Americans are anticipated to spend more money on tequila than they will on U.S.-made whiskeys or rum in 2022. SOURCE

The tequila category now commands 18% of all sales on the Drizly delivery platform. In fact, 80% of respondents in Drizly's annual retailer survey said they plan to carry more tequila in 2022. SOURCE

AsomBroso Tequila Out pacing the market

- Achieved 86.6% increase in YTD Sales 2022
- Over 27,000 Cases Sold in the last 12 months
- Sold in 37 U.S. States with 13 New States Launching in Q3 & Q4 this year
- Historial Gross Revenue $27MM
- Signed a National Alliance Agreement with Republic National Distributing Company (RNDC) with a 2023 - 60,000 case national sell through goal
- Currently Sold in National Retail Chains - Total Wine & More, Costco Wholesale, Fine Wine ABC & Spirits, BevMo!, Kroger
- Awarded Top Tequila at San Francisco World Spirits Competition out of 326 Brands

If you are one of the over 4,000 followers of our campaign and have not invest yet this round, it is not too late.

INVEST TODAY!

https://youtu.be/djlq60LVdYA

Still on the fence check out our reasons to invest

7 days ago



Reasons to Invest

- Historical sales in excess of $27 million
- Signed National Alliance with Republic National Distributing Company
- Revenues up 53% through Q2
- Global tequila market unprecedented and staggering growth 10.43bn 2022 projected to grow to $15.7bn by 2029 SOURCE
- Luxury-priced Premium Tequila consumption continues to surge to new heights, out pacing all others liquor categories Q1 2022. SOURCE
- California Tequila, Inc is an innovative distiller and Global brand owner.
- Established CEO Rick Gamarra, Founder and CEO of AsomBroso Tequila with over 20 years of experience and innovation in the tequila industry.
- We have been awarded multiple honors from the Robb Report's "Best of the Best" and "Top Tequila" in the San Francisco World Spirits Competition.
- Available across multiple states in the top US retail wine and spirits chains Costco, Kroger and Total Wine & More.

We currently sell to wholesalers in 40 US states and are in the process of launching the rest of the US. Our global footprint continues to grow with current wholesalers in the UK, South Korea, Japan, Germany, and Dominican Republic. Additionally, we are currently positioned for expansion into Canada, Mexico, Italy, and Australia in the upcoming months.

Additionally, please review perks below.

Amount-Based Bonuses:

Investments of $1,000.00 or more

Will receive a bottle of 750ml El Platino

Investments of $2,500.00 or more

Will receive a bottle of 750ml La Rosa Reposado and a bottle of 750ml Gran Reserve Extra Anejo

Investments of $5,000 or More

Will receive a bottle of 750ml El Platino, a bottle of 750ml La Rosa Reposado and a bottle of 750ml Gran Reserve Extra Anejo

Investments of $10,000 or More (receive 10% Bonus Shares)

Will receive two bottles of 750ml El Platino, two bottles of 750ml La Rosa Reposado and two bottles of 750ml Gran Reserve Extra Anejo

Investments of $20,000.00 or more (receive 15% Bonus Shares)

Will receive two bottles of 750ml El Platino, two bottles of 750ml La Rosa Reposado, two bottles of 750ml Gran Reserve Extra Anejo and a 750ml bottle of Vintage Extra Anejo

Investments of $50,000 or More (receive 25% Bonus Shares)

Will receive a case (6 bottles) of 750ml El Platino, a case (6 bottles) of 750ml La Rosa Reposado, a case (6 bottles) of 750ml Gran Reserve Extra Anejo and a 750ml bottle of Vintage Extra Anejo

**All perks occur after the offering is completed*

Join Our Team INVEST Today!

AsomBroso Tequila one of the most expensive bottles of Tequila in the world

8 days ago


Del Porto
Extra Anejo -Double Barrel Aged 12 Years
in Esteemed Portuguese Port Wine
and
Premium New French Oak
FRENCH OAK
PORT WINE

Tequila is booming right now, with the most recent stats showing that the sector will generate sales of US$24.19 billion by 2031. SOURCE

But what are the most expensive bottles of Tequila in the world, and how much were they sold for? As Tequila's reputation among consumers shifts from party drink to a spirit for all occasions with a burgeoning luxury appeal, people are more and more willing to part ways with a decent chunk of change for their favorite agave-based tipple. The magazine *The Drinks Business* has included AsomBroso Tequila as one of the 10 most expensive bottles of Tequila in the world.

Our Del Porto Extra Anejo tequila is another first of its kind from Founder Ricardo Gamarra. Beginning with our awarded *Vintage* Extra Anejo, Ricardo DOUBLE BARRELS the tequila an additional 6 to 9 months in hand chosen port wine barrels imported from Portugal. This beautiful tequila is then adorned in a meticulous crystal decanter hand made by the famous Italian artisan, Luciano Gambaro in Murano Italy.

TASTE PROFILE:
Del Porto is smooth and silky while the aroma inhibits a semi sweet, yet oaky persona; palate entry is smooth with floral undertones, while the mid-palate gives way to a toffee and sweet port. Join Ricardo in the tasting with Ricardo video as he shares his thoughts on the Del Porto. TASTINGWITHRICARDO

Join Our Team INVEST Today!

Our Products Shipped Directly to your Door

AsomBroso Tequila is available to ship directly to you across 40 states and Washington D.C. Use discount code **startengine** at checkout to receive a 15% discount.

Click here to purchase **Shop.AsomBrosoTequila**

Launching Kentucky, Virginia, and Utah

11 days ago


BECOME AN OWNER
OF AN ULT PREMIUM
TEQUILA COMPANY

Distribution Update

We grow to 40 US States; we are excited to announce that next week the launches of Kentucky, Virginia and Utah with Republic National Beverage Company (RNDC) the second largest distributor in the nation. In Utah and Virginia please be on the lookout for the products at your local state ABC store.

Upcoming Markets

Very exciting times as, we prepare to launch Oklahoma, Ohio, Hawaii, and Washington in the coming weeks. We invite you to join us as an early investor in our vision to redefine the $24.19 billion global tequila market. SOURCE

INVEST TODAY



Our Products Shipped Directly to your Door

AsomBroso Tequila is available to ship directly to you across 40 states and Washington D.C. Use discount code **startengine** at checkout to receive a 15% discount.

Click here to purchase Shop.AsomBrosoTequila

Our products can be found in over 10,000 accounts in 37 states

12 days ago



AsomBroso Tequila is made with skill, art, and passion, AsomBroso Tequila is inventive while honoring the long-standing traditional methods. This exceptional brand has been awarded prestigious accolades in the distilled spirits industry and is recognized as an ultra-premium tequila.


Introducing
Salted Caramel Whiskey
NEW!
Peanut Butter Whiskey

Knucklenoggin Whiskey is made from a blend of the finest aged American whiskeys and infused creating a creamy smooth bold whiskey. Once you taste Knucklenoggin Whiskey you see for yourself what a game changer this product is, in the flavor whiskey category.

Currently Sold in National Retail Chains

Total Wine & More	Costco Wholesale	ABC Fine Wine & Spirits	BevMo!	Kroger

Join Our Team INVEST Today!

Product Spotlight AsomBroso La Rosa Reposado

13 days ago


Ultra. Premium. Tequila.
We werent rated "best of the best" for nothing.
INVEST NOW
On StartEngine
ASOMBROSO
Ultrafino
TEQUILA REPOSADO

A tequila like no other, LaRosa begins with our awarded *El Platino silver*. Once the final filtration is completed, the tequila is then "rested" (reposado) for 3 months in French oak casks previously used for fine Bordeaux wine. We created this resting process which imparts the natural pink color from the wine and gives our reposado a subtle sweet finish resulting in an unparalleled taste experience. Awarded the "Double **Gold Medal"** at the San Francisco World Spirits Competition.

Our Products Shipped Directly to your Door

AsomBroso Tequila is available to ship directly to you across 40 states and Washington D.C. Use discount code **startengine** at checkout to receive a 15% discount.

Click here to purchase Shop.AsomBrosoTequila

Our Community Joins In! | Insider Investment Notice

14 days ago



We're excited to see our community come in and invest in California Tequila, Inc!

Our Insiders have invested a total of $7,511.24 into the offering!

We hope you join in as well! Invest in AsomBroso Tequila & Knucklenoggin Whiskey.

Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

Coming Soon: Kentucky, Virginia, and Utah

16 days ago


BECOME AN OWNER
OF AN ULTRA PREMIUM
TEQUILA COMPANY

Distribution Update

With current distribution of 37 US States; we are excited to announce that next week with the launches of Kentucky, Virginia and Utah we will be in 40 US States with Republic National Beverage Company (RNDC) the second largest distributor in the nation. In Virginia please be on the lookout for the products at your local state ABC store.

Upcoming Markets

Very exciting times as, we prepare to launch Oklahoma, Ohio, Hawaii, and Washington in the coming weeks. we invite you to join us as an early investor in our vision to redefine the $14.7 billion US tequila market.

INVEST TODAY



Our Products Shipped Directly to your Door

AsomBroso Tequila is available to ship directly to you across 40 states and Washington D.C. Use discount code **startengine** at checkout to receive a 15% discount.

Click here to purchase **Shop.AsomBrosoTequila**

Spirits industry investments are reflecting 'recession resistant' profitability

19 days ago


ASOMBROSO
Fine Tequilas
ASOMBROSO
sales are on fire.
INVEST NOW
On StartEngine

Consumers splurging on pricey alcohol

Soaring inflation has made life harder for most of the world — but some people are still doing shots of fancy tequila. NYPOST

Although no company is entirely recession-proof, the spirit industries tend to see strong performance even when unemployment increases and consumer sentiment falls. DRINKS

Therefore, MarketWatch alluded to the idea that adding these industries to your portfolio when a recession hits (or before) might be an excellent strategy. MARKETWATCH

We at California Tequila, Inc are poised to ride the luxury tequila growth that is growing double digits in every US state. TEQUILASALES

Join Our Team INVEST Today!

Additionally, please review perks below.

Amount-Based Bonuses:

Investments of $1,000.00 or more

Will receive a bottle of 750ml El Platino

Investments of $2,500.00 or more

Will receive a bottle of 750ml La Rosa Reposado and a bottle of 750ml Gran Reserve Extra Anejo

Investments of $5,000 or More

Will receive a bottle of 750ml El Platino, a bottle of 750ml La Rosa Reposado and a bottle of 750ml Gran Reserve Extra Anejo

Investments of $10,000 or More (receive 10% Bonus Shares)

Will receive two bottles of 750ml El Platino, two bottles of 750ml La Rosa Reposado and two bottles of 750ml Gran Reserve Extra Anejo

Investments of $20,000.00 or more (receive 15% Bonus Shares)

Will receive two bottles of 750ml El Platino, two bottles of 750ml La Rosa Reposado, two bottles of 750ml Gran Reserve Extra Anejo and a 750ml bottle of Vintage Extra Anejo

Investments of $50,000 or More (receive 25% Bonus Shares)

Will receive a case (6 bottles) of 750ml El Platino, a case (6 bottles) of 750ml La Rosa Reposado, a case (6 bottles) of 750ml Gran Reserve Extra Anejo and a 750ml bottle of Vintage Extra Anejo

**All perks occur after the offering is completed*

Company Highlights

22 days ago

By the numbers

86.6% Achieved 86.6% increase in YTD Sales 2022	**27,000** Over 27,000 Cases Sold in last 12 Months	**37** Sold in 37 States with 13 New States Launching this year
Top Tequila Achieved Top Tequila at San Francisco World Spirits Competition out of 326 Brands	**75%** Luxury Tequila Sales up 75% in 2021 over all other categories	**10,000** Sold in 10,000+ accounts in 37 States

Hello AsomBroso Tequila Community,

This is your chance to become an owner of California Tequila, Inc brand owner of AsomBroso Tequila and Knucklenoggin Whiskey brands. We produce one of the true luxury tequila brands and a fun whiskey brand.

AsomBroso Tequila is a market leader in the luxury tequila category, changing the laws in 2004 allowing for and creating the first pink 100% Blue Agave tequila, our La Rosa reposado. Creating the first double barrel rested extra Anejo tequila, one of the highest rated tequilas on the market today, The Collaboration Extra Anejo with esteemed Silver Oak Winery achieving a 96 rating.

Knucklenoggin Whiskey is on pace to surpass 84K cases in the next 12 months. As we have orders from the nation's largest retailers Costco, Total Wine & More, Specs, and Kroger.

Our company has passed a milestone for a spirit's company shipping over 27,000 cases in the past 12 months. Sales of luxury tequila continue to soar and outpace all other spirit categories.

Our company's primary use of funds is increasing on hand inventory to ensure we in a position to capitalize on opportunities and new markets.

As you may have heard, we're raising capital via an equity crowdfunding campaign on StartEngine!

In today's update, I am going to cover everything you need to know about crowdfunding and our current raise.

Regulation Crowdfunding and Title III of the JOBS Act

Regulation Crowdfunding (Reg CF) is a new way for startups to raise capital by selling securities through crowdfunding. In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements.

In the past, venture capitalists and angel investors who had a net worth of $1M or an annual income of $200K had a monopoly on investment opportunities in early-stage startups. The average shareholder could not get these high-risk, high-reward investments.

Once the JOBS Act was passed, this all changed.

Now, just about anybody can have access to these potential high-growth opportunities and are able to share in the success of these exciting ventures!

The new regulations surrounding Title III of the JOBS Act have gone into effect, enabling companies to raise up to $5 million annually, as opposed to the previous maximum amount of $1.07 million.

Reasons to Invest

- Achieved 86.6% increase in YTD Sales 2022
- Over 27,000 Cases Sold in the last 12 months
- Sold in 37 U.S. States with 13 New States Launching this year
- Historical Gross Revenue $27MM
- Signed a National Alliance Agreement with Republic National Distributing Company (RNDC) with a 2023 - 60,000 case national sell through goal
- Currently Sold in National Retail Chains - Total Wine & More, Costco Wholesale, ABC Fine Wine & Spirits, BevMo!, Kroger
- Awarded Top Tequila at San Francisco World Spirits Competition out of 326 Brands

Join Our Investor Community on StartEngine!

Now that you know a little more about our background and what equity crowdfunding is all about, we hope you will consider joining our investor community.

To become a shareholder, and for more information on California Tequila, Inc simply visit our raise page on StartEngine!

Our team is looking forward to a strong campaign filled with many milestones.

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Donald M. 10 days ago
Hi there,My wife and I are interested in investing in this company. Have concerns about your revenue projections also will like to have more information on your past year financials, interested in investing with significant amount. Thank you in advance for this information.
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Craig W. 3 INVESTMENTS 21 days ago
I invested back in your first offering and became fully invested in January. I am still waiting for my "bonus" gift. Any idea when those are going to be sent out? Also I believe you said you had no intentions of going public, but is acquisition a possibility? Otherwise how else are investors to make money as Zeke so eloquently put it below.
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Andrew H. 2 INVESTMENTS 22 days ago
I am currently an investor. I am thinking of investing more but can you tell me what the 5 year plan is? Are you looking to go public?
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Zeke D. a month ago
Seems to me this is a solid brand, however, also seems to me money raises in this platform are simply feel good investments, that really ultimately may not ever increase in value or be possible to retrieve initial investment, AKA a donation. So a minimum investment seems to be the max I or anyone should consider, when you look at the shares offered to the shares total and the valuation listed. They are essentially issuing meaningless shares ultimately. If I'm wrong please enlighten me on how this investment gains any value legitimately?
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suzanna b. a month ago
I brought shares in this company on the first offering on start engine, how do I check my shares and value? Also what is the trading symbol?
3 View 1 reply

Max M. 1 INVESTMENT a month ago
I want to sell the shares I purchased in your last offering. How do I do that?
1 View 1 reply

David D. 34 INVESTMENTS a month ago

It shows in the terms that a loyalty bonus is 25% but it's only showing 20% when trying to book the shares, do you know what the correct amount is? Also, what are these funds going to be used for? What happens if not enough funds are raised? Thank you for any information you can provide.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

We're here at the Asombroso distillery. As you can see, the AsomBroso Extra Age Anjeo has been resting. We're doing another crowdfunding. We hit all our goals in the first one and we're going to hit all our goals in this next one. We're up 53% (in sales)26,000 cases. The company's done 27 million in all (lifetime sales).

We just signed a national alliance with RNDC, the second biggest distributor in America. And their goals are to hit 60,000 cases in the next year. This is monumental to hit that kind of goals, but they are really supporting us. We've hired some of their best people to follow through and introduce Asombroso to the States. It's just been remarkable.

So we entered into the flavored whiskey business and we're doing fantastic with it. One of the things we thought was once the people tasted it, they would buy it. And that's exactly what's happened. And I wanted to make it clear that this is part of the raise So it's not just Asombroso Tequila. It's also the KnuckleNoggin Whiskey, which this guy is in Costco.

It's in Total Wine. It's in Kroger's. I mean, it's really making a footstep in the in the business right now. It's a salted caramel. It's a peanut butter. And now we're coming out with a kettle corn and it's doing fantastic on its own, but we're going to market the heck out of it, with the funds. I positioned this company for success.

What does that mean to you as an investor? I got the juice, I got the packaging, I got the distributing, all the logistics, the sales people, the people that work for me are unbelievable. So we're going to use the funds to hire more staff in all the states and support the brand. The funds are going to be all put back into Asombroso, whether it's product or management or developing new products or opening up new countries.

The thing about the tequila business is my passion. I've always loved it. I've been doing it for over 20 years and it's just that devotion to make the best products do it better than everybody else. And I just love doing it. And it's been a joy of my life. I got to tell you, as an owner and investor, when you walk into that local store, you're going to have that feeling and go into a restaurant or a bar and see that tequila up there.

You're going to have that same feeling as an owner, an investor. It's phenomenal. You know, alcohol sells, especially tequila sells in good times and in bad times. So real excited about this crowdfunding. We've got great things going. So excited this year. Hope to see you in. It's going to be a great year.

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